CNF TRANSPORTATION INC.
THRIFT AND STOCK PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
AND FOR THE YEAR ENDED DECEMBER 31, 2000
TOGETHER WITH AUDITORS' REPORT





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
  CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the CNF Transportation Inc. Thrift and Stock Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Portland, Oregon,
  June 22, 2001














                           CNF TRANSPORTATION INC.
                            THRIFT AND STOCK PLAN
                          DECEMBER 31, 2000 AND 1999




INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



FINANCIAL STATEMENTS:

Statement of Net Assets Available for Plan Benefits as of
    December 31, 2000                                               1

Statement of Net Assets Available for Plan Benefits as of
    December 31, 1999                                               2

Statement of Changes in Net Assets Available for Plan
    Benefits for the Year Ended December 31, 2000                   3


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                          4


SUPPLEMENTAL SCHEDULE:

Schedule I: Part IV, Line 4i - Schedule of Assets Held at
    End of Year as of December 31, 2000                            10


                                               CNF TRANSPORTATION INC.
                                                THRIFT AND STOCK PLAN
                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               AS OF DECEMBER 31, 2000


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted    CNF Preferred  CNF Preferred
                                                               CNF Common      Stock Fund-    Stock Fund-
                                                               Stock Fund        Allocated    Unallocated      Total
                                              -------------  ------------     ------------  ------------- ------------
ASSETS:
 Investments, at fair value-
  Shares in registered investment companies  $  398,436,046  $        -       $        -    $        -   $ 398,436,046
     Common trust funds                         129,702,963           -                -             -     129,702,963
     Participant loans                           45,242,438           -                -             -      45,242,438
     CNF equity                                  40,657,900    49,384,105       61,897,800    119,580,640  271,520,445
                                              -------------  ------------     ------------  ------------- ------------
          Total investments                     614,039,347    49,384,105       61,897,800    119,580,640  844,901,892


  Contributions receivable-
    Participants                                  2,496,919           -                -             -       2,496,919
    Company                                              -      1,737,410              -             -       1,737,410
                                              -------------  ------------     ------------  ------------- ------------
          Total contributions receivable          2,496,919     1,737,410              -             -       4,234,329


  Due from CNF Preferred Stock Fund - Unallocated        -        747,626        2,722,797           -       3,470,423
  Dividend receivable                                    -            -                -        5,375,777    5,375,777
  Cash                                                   -            -                -          145,088      145,088
                                              -------------  ------------     ------------  ------------- ------------
          Total assets                          616,536,266    51,869,141       64,620,597    125,101,505  858,127,509


LIABILITIES:
  Notes payable (Note 4)                                 -            -                -     (128,000,000)(128,000,000)
  Accrued interest payable                               -            -                -       (4,628,150)  (4,628,150)
  Due to CNF Restricted Common Stock Fund                -            -                -         (747,626)    (747,626)
  Due to CNF Preferred Stock Fund - Allocated            -            -                -       (2,722,797)  (2,722,797)
  Due to EWW Savings Plan for net assets to
    be transferred (Note 1)                     (26,510,152)   (1,954,825)      (2,250,395)          -     (30,715,372)
                                              -------------  ------------     ------------   ------------ ------------
          Total liabilities                     (26,510,152)   (1,954,825)      (2,250,395)  (136,098,573)(166,813,945)
                                              -------------  ------------     ------------   ------------ ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $  590,026,114  $ 49,914,316  $    62,370,202 $  (10,997,068)$691,313,564
                                              =============  ============     ============   ============ ============

The accompanying notes are an integral part of this statement.





                                               CNF TRANSPORTATION INC.
                                                THRIFT AND STOCK PLAN
                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               AS OF DECEMBER 31, 1999


                                               Participant
                                                 Directed              Non-Participant Directed
                                             --------------   ------------------------------------------
                                                               Restricted  CNF Preferred   CNF Preferred
                                                               CNF Common    Stock Fund-     Stock Fund-
                                                               Stock Fund      Allocated     Unallocated      Total
                                             --------------  ------------  -------------   -------------  ------------
ASSETS:
 Investments, at fair value-
  Shares in registered investment companies $   429,695,565  $        -    $           -   $         -    $429,695,565
     Common trust funds                         127,320,519           -               -              -     127,320,519
     Participant loans                           40,800,237           -               -              -      40,800,237
     CNF equity                                  29,884,309    41,603,943     55,424,287     129,465,311   256,377,850
                                             --------------  ------------  -------------   -------------   -----------
          Total investments                     627,700,630    41,603,943     55,424,287     129,465,311   854,194,171


 Contributions receivable-
    Participants                                  2,212,795           -               -              -       2,212,795
    Company                                              -      2,569,136             -              -       2,569,136
                                             --------------  ------------  -------------   -------------   -----------
          Total contributions receivable          2,212,795     2,569,136             -              -       4,781,931

 Due from CNF Preferred Stock Fund - Unallocated         -            -        2,367,434             -       2,367,434
  Dividend receivable                                    -            -               -        5,469,619     5,469,619
  Cash                                                   -            -               -           45,027        45,027
                                             --------------  ------------  -------------   -------------   -----------
          Total assets                          629,913,425    44,173,079     57,791,721     134,979,957   866,858,182

LIABILITIES:
 Notes payable (Note 4)                                  -            -               -     (134,400,000) (134,400,000)
  Accrued interest payable                               -            -               -       (4,820,150)   (4,820,150)
  Due to CNF Preferred Stock Fund - Allocated            -            -               -       (2,367,434)   (2,367,434)
                                             --------------  ------------  -------------   -------------   -----------
          Total liabilities                              -            -               -     (141,587,584) (141,587,584)
                                             --------------  ------------  -------------   -------------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $ 629,913,425  $ 44,173,079  $  57,791,721  $   (6,607,627)$ 725,270,598
                                             ==============  ============  =============   =============   ===========

The accompanying notes are an integral part of this statement.



                                               CNF TRANSPORTATION INC.
                                                THRIFT AND STOCK PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         FOR THE YEAR ENDED DECEMBER 31, 2000



                                                Participant
                                                 Directed            Non-Participant Directed
                                              -------------   ---------------------------------------
                                                               Restricted CNF Preferred CNF Preferred
                                                               CNF Common  Stock Fund -  Stock Fund -
                                                               Stock Fund    Allocated   Unallocated        Total
                                              -------------   -----------   -----------  -----------   -------------
ADDITIONS:
 Participant contributions                    $  67,845,313   $        -    $        -   $        -    $  67,845,313
  Company contributions                                  -      7,878,379            -     6,400,000      14,278,379
  Excess preferred stock dividends (Note 1)              -      1,552,706            -            -        1,552,706
  Rollover contributions                          4,407,336            -             -            -        4,407,336
  Allocation of preferred shares to
    participants at cost                                 -             -      7,189,572           -        7,189,572
  Dividend and interest income                    7,532,292       539,367            -    10,809,006      18,880,665
  Net appreciation (depreciation) in fair
    value of investments (Note 3)               (59,603,821)      872,496     1,915,506   (3,407,869)    (60,223,688)
                                              -------------   -----------   -----------  -----------   -------------
          Total additions                        20,181,120    10,842,948     9,105,078   13,801,137      53,930,283


DEDUCTIONS:
  Excess preferred stock dividends (Note 1)              -             -             -    (1,552,706)     (1,552,706)
  Distributions to participants                 (35,254,971)   (3,726,396)           -            -      (38,981,367)
  Allocation of preferred shares to participants         -             -             -    (7,189,572)     (7,189,572)
  Interest expense                                       -             -             -    (9,448,300)     (9,448,300)
  EWW Savings Plan net assets to be
    transferred (Note 1)                        (26,510,152)   (1,954,825)   (2,250,395)          -      (30,715,372)
                                              -------------   -----------   -----------  -----------   -------------
          Total deductions                      (61,765,123)   (5,681,221)   (2,250,395) (18,190,578)    (87,887,317)


INTERFUND TRANSFERS, net                          1,696,692       579,510    (2,276,202)          -               -
                                              -------------   -----------   -----------  -----------   -------------

          Net increase (decrease)               (39,887,311)    5,741,237     4,578,481   (4,389,441)    (33,957,034)
                                              -------------   -----------   -----------  -----------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   December 31, 1999                            629,913,425    44,173,079    57,791,721   (6,607,627)    725,270,598
                                              -------------   -----------   -----------  -----------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   December 31, 2000                          $ 590,026,114  $ 49,914,316  $ 62,370,202 $(10,997,068)  $ 691,313,564
                                              =============   ===========   ===========  ===========   =============

The accompanying notes are an integral part of this statement.


                           CNF TRANSPORTATION INC.
                            THRIFT AND STOCK PLAN
                 NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


1.  Description of Plan

The following description of the CNF Transportation Inc. Thrift and Stock Plan (the Plan or TASP) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

General: The Plan, which is administered by CNF Inc. (formerly CNF Transportation Inc. and referred to as the Company or CNF), consists of a profit-sharing portion and a stock bonus portion thereby offering eligible employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of the Company. The Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

Amendment: During 2000, the Company amended the Plan and the EWW Savings Plan. Effective September 19, 2000, the Emery Worldwide (EWW) pilots ceased participation in the Plan and their elective deferrals began being contributed to the EWW Savings Plan. Transfer of the EWW pilots' vested balance in the Plan was spun off effective December 20, 2000 with the actual transfer to occur as soon as practicable. The unvested portion of each pilot's account will remain in the Plan until vested. Any balances remaining in the Plan until transferred to the EWW Savings Plan will continue to be invested as provided under the Plan. The transfer of the EWW pilots' accounts had not occurred at December 31, 2000, accordingly, the vested and unvested balance of the EWW pilots' share of the Plan's net assets was recorded as a liability due to the EWW Savings Plan in the accompanying statement of net assets available for plan benefits.

Eligibility: An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must perform 1 year of service before entering the Plan.

Contributions: Participants may contribute up to 18% of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50% of participants' contributions, but not exceeding 1.5% of their compensation, as defined. Company contributions are in the form of allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and CNF Inc. Common Stock (Common Stock) or in the form of cash. Cash dividends on Preferred Stock are used for debt service on the notes payable (see Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2000, annual debt service requirements were less than annual Preferred Stock cash dividends received by the Plan. At December 31, 2000, $747,626 in excess cash dividends was available to reduce Company matching contributions and was included in Due from CNF Preferred Stock Fund and Due to CNF Restricted Stock Fund on the Statement of Net Assets Available for Plan Benefits. Total excess cash dividends of $1,552,706 were used by the Company to purchase Common Stock for matching contributions during 2000.

For the year ended December 31, 2000, contributions to the Plan consisted of the following:

Matching Contributions:


   Preferred Stock
      Company match of Preferred Stock        $ 3,655,835
      Forfeited Preferred Stock                    59,863
   Common Stock
      Company match of Common Stock             7,878,379
      Forfeited Common Stock                      135,000
      Excess Preferred Stock dividends          1,552,706
                                              -----------
                                              $13,281,783
                                              ===========


The Company match of Preferred Stock is included in the allocation of preferred shares to participants of $7,189,572 shown in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000.

In addition to its match of Preferred and Common Stock, the Company in 2000 contributed $6,400,000 to the Plan for payment of the notes payable described in Note 4.

Participant Accounts: The Plan allows participants to select the type of investment fund in which their contributions can be invested. The Company's matching contributions cannot be directed by the participant and are deposited into the Preferred Stock Fund - Allocated and Restricted CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants may elect once each year to transfer up to 100% of their assets from the Restricted CNF Common Stock Fund and Preferred Stock
Fund - Allocated to investment options other than Company stock.

Allocations of the Company's matching contributions are based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participants' account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

Vesting: Participants' contributions plus earnings thereon are immediately vested. The Company's matching contributions are fully vested at the end of the quarter in which two years of service with the Company have been completed. If the employee is terminated prior to two years of service with the Company, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to reduce future Company contributions.

Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 45% of a participant's vested account balance. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 2000 and 1999).
Loans outstanding at December 31, 2000 bear interest at rates ranging from 8.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payments and Benefits: Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their accounts upon determination of disability by the U.S. Social Security Administration or the Company's benefit department. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

Plan Termination: Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.


2.  Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

SFAS 133: Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires all entities to recognize derivatives on the balance sheet as assets and liabilities measured at fair value. The Plan does not currently have any derivative instruments and, accordingly, adoption of SFAS 133 did not have an impact on its financial status.

Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2000 and 1999 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) Preferred Stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2000 and 1999 was approximately $135,000,000 and $124,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Plan Benefits.

Income Recognition: The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

Operating Expenses: During 2000, the Company paid all administrative expenses of the Plan.

Payment of Benefits: Benefits paid to participants are recorded upon distribution.

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999.


                                                           December 31,
                                                       2000           1999
                                                   ------------   ------------
Participant Directed Investments:
 Shares in Registered Investment Companies:
   T. Rowe Price Growth Stock Fund, 5,098,030
     and 4,013,035 shares, respectively            $138,666,405   $133,513,664
   T. Rowe Price Equity Income Fund, 3,288,744
     and 3,133,119 shares, respectively              81,133,316     77,732,685
   T. Rowe Price Science and Technology Fund,
     3,577,241 and 2,675,162 shares, respectively   127,242,469    170,434,552

 Common Trust Funds:
   T. Rowe Price U.S. Treasury Money Market Trust,
     58,856,859 and 57,560,597 shares, respectively  58,856,859     57,560,597

 Participant Loans                                   45,242,438     40,800,237

 Unrestricted CNF Common Stock, 1,202,452 and
   866,212 shares, respectively                      40,657,900     29,884,309

Non-Participant Directed Investments:
 Restricted CNF Common Stock, 1,460,526 and
   1,205,911 shares, respectively                    49,384,105     41,603,943
 CNF Preferred Stock - Allocated, 281,354 and
   251,929 shares, respectively                      61,897,800     55,424,287
 CNF Preferred Stock - Unallocated, 543,548 and
   588,478 shares, respectively                     119,580,640    129,465,311


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares in registered investment companies       $ (57,768,206)
Common trust funds                                 (3,654,849)
CNF Common Stock                                    2,691,730
CNF Preferred Stock                                (1,492,363)
                                                --------------
                                                $ (60,223,688)
                                                ==============

In May 1989, the Plan purchased 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) for $150,009,863 using proceeds from the issuance of notes (see Note 4). The Preferred Stock can only be issued to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of the Company's matching contribution requirement. In connection with a participant's termination from the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common
Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

At December 31, 2000 and 1999, 299,255 and 267,494 shares of Preferred Stock, respectively, had been allocated and 525,647 and 572,913 shares, respectively, were unallocated and were pledged as collateral against the Plan Notes, as defined below. Preferred Stock of 17,901 and 15,565 shares were allocated to participant accounts after December 31, 2000 and 1999, respectively, but related to participant activity for the years ended December 31, 2000 and 1999, respectively. Accordingly, this Preferred Stock is accrued as Due from (Due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. Amounts transferred between funds are allocated at historical cost and the historical cost of all shares of Preferred Stock allocated in the year ended December 31, 2000 was $7,189,572.

4.  Notes Payable

On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes, which are guaranteed by the Company, consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan. The bridge loan had earlier been made to finance the purchase of the Preferred Stock.

On July 1, 1999, the Company refinanced $45,250,000 of Series A and $27,150,000 of Series A restructured notes. These notes, with respective interest rates of 8.42% and 9.04%, were replaced with $72,400,000 of new notes with a rate of 6.0% and are due in varying installments with a maturity date of January 1, 2006. These refinanced notes contain financial covenants that require the Company to maintain minimum amounts of net worth and fixed-charge coverage. The remaining $62,000,000 of Series B TASP notes outstanding at December 31, 2000 are subject to redemption at the option of the holders should a designated event occur or ratings by both Moody's and Standard & Poors of senior unsecured indebtedness decline below investment grade. The Series B Plan Notes bear interest at 8.5% per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009.

The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2000 and 1999, principal payments were $6,400,000 and $5,200,000, respectively.

Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from the Company are as follows:



                     Series A      Series B      Total

     2001          $ 7,500,000   $       -     $  7,500,000
     2002            8,700,000           -        8,700,000
     2003           10,100,000           -       10,100,000
     2004           12,000,000           -       12,000,000
     2005           12,700,000           -       12,700,000
     Thereafter     15,000,000    62,000,000     77,000,000
                   -----------   -----------   ------------
                   $66,000,000   $62,000,000   $128,000,000
                   ===========   ===========   ============

5.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


6.  Related Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.


                                                                                        SCHEDULE I
                                     CNF TRANSPORTATION INC.
                                      THRIFT AND STOCK PLAN
                                         EIN 94-1444798
                                          PLAN NO. 003
                   PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                     AS OF DECEMBER 31, 2000
                                            (Note 6)

Identity of Issue         Description of Investment Including
Borrower, Lessor            Maturity Date, Rate of Interest                              Current
Similar Party              Collateral, Par or Maturity Value            Cost              Value
-----------------    ------------------------------------------   --------------    --------------

                     Shares in registered investment companies:
*T. Rowe Price         Growth Stock Fund (5,098,029.611 shares)   $  144,290,184    $  138,666,405
*T. Rowe Price         New Income Fund (2,542,457.533 shares)         22,015,548        21,610,889
*T. Rowe Price         Equity Income Fund (3,288,744.081 shares)      74,315,045        81,133,316
*T. Rowe Price         Science and Technology Fund (3,577,241.196
                         shares)                                     153,449,649       127,242,469
*T. Rowe Price         International Stock Fund (1,625,539.864
                         shares)                                      24,245,854        23,602,839
*T. Rowe Price         Small-Cap Stock Fund (258,907.763 shares)       6,220,700         6,180,128

                     Common Trust Funds:
*T. Rowe Price         Equity Index Trust (833,141.968 shares)        25,862,746        29,184,963
*T. Rowe Price         Bond Index Trust (225,899.764 shares)           3,412,845         3,833,519
*T. Rowe Price         U.S. Treasury Money Market Trust
                         (58,856,858.630 shares)                      58,856,859        58,856,859
*T. Rowe Price         Retirement Strategy Trust-Balanced
                         (953,356.064 shares)                         16,232,616        21,097,770
*T. Rowe Price         Retirement Strategy Trust-Conservative
                         Growth (523,487.224 shares)                  10,404,586        12,233,896
*T. Rowe Price         Retirement Strategy Trust-Income Plus
                         (226,839.370 shares)                          3,901,285         4,495,956


*Plan Participants     Participant loans with interest from
                         8.75% to 10.50% and maturity dates
                         from 2001 to 2005                            45,242,438        45,242,438

                       Common Stock:
*CNF Transportation Inc.  Unrestricted CNF Common Stock
                           (1,202,451.731 shares)                     36,182,544        40,657,900
*CNF Transportation Inc.  Restricted CNF Common Stock
                           (1,460,525.864 shares)                     39,052,554        49,384,105


                       Preferred Stock:
*CNF Transportation Inc.  CNF Preferred Stock - Allocated
                           (281,353.638 shares)                       42,793,888        61,897,800
*CNF Transportation Inc.  CNF Preferred Stock - Unallocated
                           (543,548.362 shares)                       82,673,706       119,580,640
                                                                  --------------    --------------
                                                                  $  789,153,047    $  844,901,892
                                                                  ==============    ==============

*Represents a party-in-interest as of December 31, 2000.

NOTE:  Cost is calculated using the moving average method.


The accompanying notes are an integral part of this schedule.